SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

Greenwich Advisors Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

300 Railroad Avenue

Greenwich, Connecticut  06830

TELEPHONE NUMBER:

(203) 531-7064

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

Anne M. Carley

300 Railroad Avenue

Greenwich, Connecticut  06830

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/  /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Greenwich and State of Connecticut on this 22 day of December, 2006.

ATTEST:	Greenwich Advisors Trust

/s/ Anne M. Carly	/s/ Suhas S. Kundapoor
By: Anne M. Carley, Secretary	By: Suhas S. Kundapoor, President